Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Filer’s Commission File No. 000-19806)

The following is a slide presentation regarding the planned merger of Sorin and Cyberonics, which has been posted to each company’s respective website.

CREATING A PREMIER GLOBAL MEDICAL TECHNOLOGY COMPANY

Important Information for Investors and Shareholders This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended. Sorin Group Holdco Limited (“NewCo”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement of Cyberonics that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin Group”), CYBERONICS, INC. (“Cyberonics”), NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Investor Relations at +1 (281) 228 7262, ir@cyberonics.com (for documents filed with the SEC by Cyberonics) or on Sorin Group’s website at www.sorin.com (for documents filed with the SEC by NewCo). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Italian CONSOB Regulation No. 11971 of May 14, 1999 Prior to the meeting of Sorin Group shareholders, Sorin Group will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms. Italian CONSOB Regulation No. 17221 of March 10, 2010 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin Group, being a wholly owned subsidiary of Sorin Group. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin Group. The merger agreement and the merger of Sorin Group into NewCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article [13.1.(v)] of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin Group on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin Group will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of Sorin shareholders, Sorin will make available an information document pursuant to Article 70, Pararaph 6, of the CONSOB Regultion on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms. Participants in the Distribution Sorin Group, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Cautionary Statement Regarding Forward Looking Statements This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin Group, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin Group as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin Group or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin Group to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin Group operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin Group’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin Group’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin Group share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin Group share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin Group gives any assurance (1) that either Cyberonics, Sorin Group or Newco will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Disclaimer / Safe Harbor Statement 2

Diverse, market-leading product portfolio to drive shareholder value Technical and commercial scale across geographies to enhance revenue growth Focused innovation platform to exploit market opportunities and accelerate product development in Heart Failure, Sleep Apnea and Percutaneous Mitral Valve to improve patient outcomes All-stock transaction resulting in pro forma combined equity value of approximately $2.7 billion/€2.4 billion1 Transaction expected to drive cash flow generation and be cash EPS2 accretive to all shareholders from 2016 Sorin Group and Cyberonics Inc. announce the creation of a leading global medical technology company 3 Based on the closing share price of Sorin Group and Cyberonics on 25 February 2015. Market capitalizations translated at €/$ exchange rate of 25 February 2015. Cash EPS based on US GAAP, excluding transaction related expenses, purchase accounting and stock based compensation expenses. Calculated on a fully diluted basis

Compelling strategic rationale 4 Leadership in Large and Growing Markets Opportunities in Three Multi-Billion Dollar Specialty Markets Global Scale and Geographic Diversification Highly Complementary Technologies Strong Balance Sheet to Execute Plan

Revenue (2014)1 Cyberonics and Sorin at a glance 5 LTM figures as of January 23rd 2015 for Cyberonics. LTM figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1 Sutureless valve (PercevalTM) and Goal-Directed-Perfusion system CRT optimization system (SonRTM) Neuromodulation for Heart Failure (HF) Central Sleep Apnea Percutaneous mitral valves Emerging markets expansion Growth Platforms Neuromodulation for Heart Failure (HF) Closed-loop neuromodulation (AspireSR®) Obstructive Sleep Apnea Remote monitoring and seizure detection $292m $998m Manufacturing Facilities 2 10 Employees ~650 ~3,900 Leader in devices for epilepsy and neuromodulation pioneer Global leader in Cardiac Surgery and leading innovator in CRM Market Leadership

Global scale and geographical diversification São Paulo, Brazil Cyberonics Manufacturing and offices Sorin Manufacturing and R&D Vancouver, BC Denver, CO Houston, TX Costa Rica Mirandola, Italy Meylan, France Saluggia, Italy Munich, Germany Clamart, France Louvain-la-Neuve, Belgium Dominican Republic Cantù, Italy Suzhou, China NewCo Business Unit Headquarters 6 Joint venture, China Brussels

Highly complementary businesses LTM figures as of January 23rd 2015 for Cyberonics. LTM figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1 Geography Business Unit 7 Neuromodulation 100% International 20% US 80% International 77% US 23% Cardiac Surgery 67% CRM 33%

$1.3bn ...leading to diversified product portfolio and broader geographical reach Pro forma 2014 revenues by geography1 Pro forma 2014 revenues by business1 8 LTM figures as of January 23rd 2015 for Cyberonics. 1) LTM figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1 $1.3bn Neuromodulation 23% CRM 25% Cardiac Surgery 52%

Bringing together global leaders in Cardiac Surgery and Neuromodulation Leveraging an innovative Cardiac Rhythm Management platform Leadership in large and growing markets CARDIAC SURGERY NEUROMODULATION CRM Cardiopulmonary global leader #1 in Heart-lung machines #1 in Oxygenators Leading player in mechanical and tissue valves On-going roll out of new products Long-standing leader in Neuromodulation #1 position in devices for epilepsy Pioneer in VNS treatment for heart failure CE Mark for VITARIATM Leading innovator in CRM Strong position in Europe and Japan Innovative products focused on patient outcomes Robust pipeline Position 9

Highly complementary technologies and selling capabilities 10 Shared technologies Complementary commercialization capabilities Implantable electronics Neuromodulation Heart Failure Sleep Apnea CRM Wireless MRI-Compatibility Remote Monitoring ICD Leads VNS Science and Expertise Algorithms Closed-loop Cardiac Surgeons Electrophysiologists HF Cardiologists Perfusionists Epileptologists Neurologists Neurosurgeons Clinicians Sales & Marketing Capabilities Market development skills Patient awareness & physician education Selling in competitive markets Global footprint Rechargeable

Accelerated development and commercialization of new product categories The combined opportunities leverage Cyberonics’ ability to develop markets and Sorin’s geographical reach Opportunities in billion dollar specialty markets 11 Heart Failure (HF) Sleep Apnea Percutaneous Mitral Potential market opportunity > $1 billion > $1 billion > $1 billion Cyberonics programs VITARIA™ Investment in ImThera Ownership of Apnex assets and IP (OSA) - Sorin programs EquiliaTM Intense Investment in Respicardia (CSA) Investments in Caisson, High Life, Cardiosolutions Timing of earliest European market entry 2015 2015 2017 Commentary Creates broad portfolio strength, technological expertise and market development potential Dual path approach with opportunities in large and under-addressed Central and Obstructive Sleep Apnea markets Programs in both Percutaneous Mitral Repair and Replacement HF Mitral Valve Sleep Apnea

~$80 million of annual pre-tax operating synergies to be delivered by the end of 2018 Operating synergies driving significant incremental value Manufacturing Cyberonics’ leverage of Sorin’s commercialization network Neuromodulation revenue Capitalising on market relationships with wider product range Heart failure Building an efficient corporate structure Corporate overhead Optimizing clinical trials for Heart Failure; building on technology assets, in particular micro-electronic design, wireless technology and MRI-compatibility R&D optimization 12 Purchasing savings and improved manufacturing overhead utilization

Proven leadership team with strong track record 13 André-Michel Ballester Chief Executive Officer CEO of Sorin Group since 2007 During tenure as CEO, he refocused the core business (divesting two non-core businesses), launched breakthrough products such as PercevalTM, InspireTM and SonRTM, restored profitability and successfully de-levered the Company, executed technology investments and drove geographic expansion, including in China and Brazil Serves on Boards of various innovative start-up companies in France, namely, Carmat, Mauna Kea Technologies, and Pixium. Member of the board of Advanced Medical Technology Association (AdvaMed) Dan Moore Non-Executive Chairman of the Board CEO of Cyberonics since 2007 During his tenure as CEO, Cyberonics doubled revenue and went from ~20 years of losses to consistent profitability Serves on Boards of Trivascular, Inc. , GI Dynamics , BrainScope Company, Inc. (Chair), BioHouston Executive Committee, Weldon School of Biomedical Engineering at Purdue University, the Epilepsy Foundation of America® and immediate past chair of the Medical Device Manufacturers Association (MDMA)

Transaction overview 14 1) Based on the closing share price of Sorin Group and Cyberonics on 25 February 2015. Market capitalizations translated at €/$ exchange rate of 25 February 2015. 2) On a fully-diluted basis Transaction value Combined equity value of approximately $2.7 billion/€2.4 billion1 NewCo Domicile and listing Incorporated in the UK and UK tax resident Dual listed on Nasdaq and London Stock Exchange Exchange ratio 1:1 of NewCo stock for Cyberonics shareholders 0.0472:1 of NewCo stock for Sorin shareholders Ownership2 Cyberonics shareholders: ~ 54% Sorin shareholders: ~ 46% Governance Dan Moore of Cyberonics will be Non-Executive Chairman André-Michel Ballester of Sorin will be CEO Board of Directors of NewCo equally balanced (4 proposed by Sorin, 4 by Cyberonics and 1 jointly selected) Key milestones Submission of filing to SEC, dual listing on US and UK markets Sorin and Cyberonics shareholder approvals Regulatory approvals, works council consultations and other customary conditions Expected closing: end of third calendar quarter of 2015

Driving significant shareholder returns Revenue growth acceleration Stronger and more diversified platform for growth Significant revenue potential from highly complementary Heart Failure programs Leverage Sorin’s commercialization network for Neuromodulation Synergies Approximately $80 million annual pre-tax operating synergies by 2018 R&D optimization, manufacturing & supply chain and overlapping corporate costs EPS impact Cash EPS1 accretive for all shareholders from 2016 Significant EPS accretion thereafter Balance Sheet implications Compelling financial profile with robust cash flow generation Pro forma net debt position close to zero 15 1) Cash EPS based on US GAAP, excluding transaction related expenses, purchase accounting and stock based compensation expenses. Calculated on a fully-diluted basis

Contacts 16 FOR CYBERONICS, INC.: Investors: Greg Browne CFO Cyberonics, Inc. Tel: +1 281 228 7262 e-mail: ir@cyberonics.com Media: Sard Verbinnen & Co New York: Andrew Cole / Chris Kittredge Tel: +1 212 687 8080 London: Conrad Harrington +44 020 3178 8914 FOR SORIN GROUP: Investors: Demetrio Mauro CFO Sorin Group Tel: +39 02 69969 512 e-mail: investor.relations@sorin.com Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969 716 e-mail: investor.relations@sorin.com  Media: Gabriele Mazzoletti Director, Corporate Communications Sorin Group Tel: +39 02 69969 785 e-mail: corporate.communications@sorin.com  EdwardSimpkins Kal Goldberg Finsbury (London) Finsbury (New York) Tel: +44 7958 421 519 Tel: +1 646 805 2000 e-mail: edward.simpkins@finsbury.com e-mail: Kal.Goldberg@finsbury.com